

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 18, 2020

David S. Black
Senior Vice President and Chief Financial Officer
BWX Technologies, Inc.
800 Main Street, 4th Floor
Lynchburg, Virginia 24504

  Re: BWX Technologies, Inc.
    Form 10-K for Fiscal Years Ended December 31, 2019
    Filed February 24, 2020
    File No. 001-34658

Dear Mr. Black:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Sincerely,

        Division of Corporation Finance
        Office of Technology